10f-3 Transactions Summary*

* Evergreen Compliance Department has on file a checklist signed by the portfolio manager and a compliance manager stating that the transaction fully complies with the conditions of Rule 10f-3 of the Investment Company Act of 1940.

Fund

Equity Income Fund

Security

PNM Resources Inc

Advisor

EIMCO

Transaction

 Date

1/5/2005

Cost

$2,850,000

Offering Purchase

1.325%

Broker

J.P. Morgan Securities Inc.
Underwriting

Syndicate
Members

Morgan Stanley & Co.